FP: **truCrowd**

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

THE COMPANY

1.   Name of issuer: G-cloud Limited

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia. Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No

Explain:

G-CLOUD
L I M I T E D

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,100.46**
Maximum Amount	713,333	$1,069,999.50	$973,599.55

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Lynda Chervil
Dates of Board Service:	07/08/20
Principal Occupation:	CEO & President
Employer:	Internet Sciences Inc
Dates of Service:	05/2016 to present
Employer's principal business:	Diversified information communication technologies
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Internet Sciences Inc
Employer's principal business:	Diversified information communication technologies
Title:	CEO & President
Dates of Service:	5/2016 to present
Responsibilities:	Management

Name:	Dino Michetti
Dates of Board Service:	07/08/20
Principal Occupation:	Chief Revenue Officer (gcloud secretary and treasurer)
Employer:	IPONWEB
Dates of Service:	2018 to present
Employer's principal business:	Ad Technology Company for Publishers and brands.
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	No prior positions held with issuer

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,100.46**
Maximum Amount	**713,333**	**$1,069,999.50**	**$973,599.55**

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	IPONWEB
Employer's principal business:	Ad Technology Company for publishers and brands
Title:	Senior Vice President of Customer Experience and Data Analytics
Dates of Service:	2016-2018
Responsibilities:	Managed customer experience and data analytics

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:	Lynda Chervil
Title:	President and CEO
Dates of Service:	07/08/2020 - Present
Responsibilities:	Executive/ Strategic/Operational
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	Internet Sciences Inc
Employer's principal business:	Diversified information communication technologies
Title:	CEO & President
Dates of Service:	5/2016 to present
Responsibilities:	Management

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

Name:	Dino Michetti
Title:	Secretary and Treasurer
Dates of Service:	07/08/20 - Present
Responsibilities:	Management
List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:	
Position:	No prior positions held with issuer
Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:	
Employer:	IPONWEB
Employer's principal business:	Ad Technology Company for Publishers and brands.
Title:	Senior Vice President of Customer Experience and Data Analytics
Dates of Service:	2016-2018
Responsibilities:	Managed customer experience and data analytics

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Lynda Chervil	1,5000,000 Class A Common Shares	75%
Dino Michetti	500,000 Class A Common Shares	25%

.

FP: truCrowd

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,100.46**
Maximum Amount	**713,333**	**$1,069,999.50**	**$973,599.55**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.


G-CLOUD
LIMITED
Who we are
G-Cloud Limited (G-Cloud) is a cutting-edge cloud computing company !
We seek to solve both technology efficiency and effectiveness challenges faced by businesses and governments as clients.
G-CLOUD

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,100.46**
Maximum Amount	**713,333**	**$1,069,999.50**	**$973,599.55**

Problem
We have recognized that businesses and government institutions' challenges with technology efficiency and effectiveness belie that technology integration will magically solve these challenges. However, we see technology integration as a means to and end and not an end in itself.
Spending money to integrate across different unrelated technologies used to achieve a business or government institution's goals only represents one side of a coin which is effectiveness. However, efficiency cannot be achieved with technology integration alone across most businesses and government institutions.
To that end, G-Cloud sees achieving both business effectiveness and efficiency simply through integration as an invalid argument which is undeniably valuable in promoting critical thinking, however the business problems remain.
G-CLOUD

Solution
Our differentiated and unique solutions to the business problem identified and for which G-Cloud seeks to solve is by becoming a Certified Cloud Service Provider with the surge capacity and capability to deliver IT environments that enable the rapid deployment of applications and data to reduce the cost and complexity of infrastructure, simplify operations and share scalable resources across networks. Since G-Cloud is both a solutions provider, solutions integrator and service delivery provider. To that end, our company is best fitted to help businesses and government institutions achieve both effectiveness and efficiency.
Effectiveness: By doing the right things through integration.
Efficiency: By having the ability to manage the supply chain for businesses and government clients with an end to end technology delivery system that delivers complete functional solutions without having to contract services from multiples parties. Thus, the relationship between a business enterprise or a government institution is one to one and not one to many and by extension helps achieve efficiency due to the economies of scale by having all services points delivered by one solution provider.
G-CLOUD

FP: truCrowd

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**6,667**	**$10,000.50**	**$9,100.46**
Maximum Amount	**713,333**	**$1,069,999.50**	**$973,599.55**


Achievement And Traction
Partnerships and Collaborations are the corner stones of our business model. Thus, when others consider some of the primary competitors in cloud computing as their business rivals, we see some of them as our allies and not our business enemies.
We partner With Red Hat as a Business Partner to augment our technology delivery systems capacity and broaden our mix of solutions offerings and service offerings. we distribute our solutions and Services offerings through SYNNEX, Carahsoft and Tech Data for private and public sector markets.
G-CLOUD


Market
According to Market Future Research, the Global Cloud Computing Market is expected to expand at 19.4% CAGR, with 340.5 billion in 2024 during the forecast period.
Based upon the explosive growth expected over the next 4 years, G-Cloud is poised to decidedly benefit with the optimal level of funding from investors like you!
G-CLOUD

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55



Competition

Our competitors range from Amazon Web Services (AWS) who partnered with VMware to allow VMware Cloud on the AWS platform in India to deliver a digital foundation to support customers; Microsoft Corp who launched a series of new Azure services and developer technologies with advanced capabilities spanning across AI, mixed reality, IoT, and blockchain in the hands of developers; IBM Corporation who launched IBM talent & transformation service, to help enterprises and their employees in learning the capabilities of artificial intelligence (AI) efficiently to Oracle Cloud Native Framework—designed for organizations looking to build hybrid cloud architectures across both public cloud and on-premises infrastructure.

We do not see these top players in that space as competitors but as allies with whom we have created different forms of partnerships to win by collaboration.



Business Model

Our business model focuses on executing a three prongs growth strategy:

- Organic Growth by targeting and selling our solution offering and service offerings in horizontal markets for diversification across geographies, industries, and customers.
- Technology Innovation by investing in product development to build our intellectual property assets (IP) and product improvement to maintain our (IP) assets.
- Growth by acquiring existing revenue producing companies as lateral acquisitions to achieve both economies of scale and economies of scope.

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

Team

We have assembled an extraordinarily talented and prolific team of seasoned professionals at board of directors' level, executive leadership level and advisory board level.

Our collective success is complete and spans across over 100 years combined of business, government and technology project management and execution experiences. All of these experiences combined leave no doubt that we have demonstrated core competences in business, global cyber security and enterprise grade technology delivery systems.

G-CLOUD
LIMITED

Use of Funds

Requirements:

- $250,000 in Product Development.

- $770,000 in Working Capital and Growth Capital which include hiring and developing a robust sales development, technical sales, technology product development and implementation and delivery teams.

- $1,077,000 in total funding.

G-CLOUD
LIMITED

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk Factors:	Purchase of the shares of common stock offered hereby involves substantial risks, including but not limited to, risks associated with the need for additional financing, a lack of profitability, our dependence upon key personnel and external competition, among others. See "Risk Factors."
No Market:	There is no market for our common stock and there can be no assurance that a market will develop.

SUITABILITY STANDARDS

An investment in our common stock is suitable only for persons who have sufficient financial means to afford a total loss of their investment (see "Risk Factors") and who also have no need for liquidity with respect to their investment. Additionally, we will impose certain standards which prospective investors must meet in order to invest. These standards have been imposed to enable us to comply with our obligations under applicable federal and state securities laws. It should be noted that these suitability standards are minimum requirements for prospective investors and satisfaction of these requirements does not necessarily mean that the shares of our common stock are a suitable investment for a prospective investor.

The Company must reasonably believe that each such investor has sufficient financial means to afford a total loss of his investment and either alone or with his purchaser representative, has such knowledge and experience in financial and business matters that he is capable of adequately evaluating the merits and risks of the investment. Further, each investor must acquire the Shares for his own account and not for the account of others, for investment purposes only and not with a view to, or for, resale distribution or fractionalization thereof.

.

RISK FACTORS

This memorandum contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors set forth below. The Shares being offered hereby involve a high degree of risk. Prospective investors should consider the following risk factors inherent in and affecting the business of the

G-CLOUD
LIMITED

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

Company and an investment in the Shares. Any of the following risks could adversely affect our business, financial condition and results of operations. We have incurred substantial losses from inception while realizing limited revenues and we may never generate substantial revenues or be profitable in the future.

The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business could be materially adversely affected. In such case, the Company may not be able to proceed with its planned operations and your investment may be lost entirely.

An investment in our securities is highly speculative and subject to a high degree of risk. Only those who can bear the risk of the entire loss of their investment should participate. Prospective investors should carefully consider the following factors, among others, prior to making an investment in the Securities described herein.

There is no trading market in our Class A or B Common Stock. There can be no assurance that a trading market in our Class A or B Common Stock or other securities will develop, or if such a market develops, that it will be sustained.

AS SUCH, INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND MUST BE ABLE TO WITHSTAND A TOTAL LOSS OF THEIR INVESTMENT.

THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED. IN SUCH CASE, WE MAY NOT BE ABLE TO PROCEED WITH ITS PLANNED OPERATIONS AND YOUR INVESTMENT MAY BE LOST ENTIRELY.

RISKS ASSOCIATED WITH THE COMPANY'S PROSPECTIVE BUSINESS AND OPERATIONS:

We do not have sufficient capital to implement our business strategy.

We lack working capital to continue operations. We will need approximately $1.07 million during the next 3 months to implement our business plan. While management has had discussions with several potential funding sources, the Company has no firm commitment and has not signed any type of underwriting agreement. As such, there can be no assurance that we will secure sufficient funding to implement our business plan.

We have no commitment for additional funding.

We have no commitment for additional funding. We may attempt to secure working capital through either a debt or equity offering. We may also seek to secure financing from an institutional investor. There can be no assurance that we will be able to secure institutional financing or if available, will be available on terms acceptable to the Company.

We have had limited operations to date.

We have limited operations to date and no funds to finance ongoing operations. As a result, it will be difficult for you to evaluate our potential future performance without the benefit of an established track record. We may encounter unanticipated problems implementing our business plan, which may have a material adverse effect on our results of operations. Accordingly, no assurance can be given that we will be successful in implementing our business strategy or that we will be successful in achieving our objective. Our prospects for success must be considered in the context of a new company with limited resources in a highly competitive industry. As a result, investors may lose their entire investment.

We may not be able to operate our business successfully or generate sufficient cash flows to meet our operational requirements.

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

Our revenues may not be sufficient to meet our cash flow requirements. As a result, we may not be able to implement our business strategies, expansion plans. There is no commitment for additional equity or debt financing. Even if we were to obtain funding, there can be no assurance that it will be available on terms acceptable to the Company.

WE WILL NEED TO RAISE ADDITIONAL CAPITAL TO MEET OUR FUTURE BUSINESS REQUIREMENTS AND SUCH CAPITAL RAISING MAY BE COSTLY OR DIFFICULT TO OBTAIN AND COULD DILUTE CURRENT STOCKHOLDERS' OWNERSHIP INTERESTS.

We will require a significant capital infusion to implement our business model. We do not have any firm commitments or other identified sources of additional capital from third parties or from our officer and director or from other shareholders. There can be no assurance that additional capital will be available to us, or that, if available, it will be on terms satisfactory to us. Any additional financing will involve dilution to our existing shareholders. If we do not obtain additional capital on terms satisfactory to us, or at all, it may cause us to delay, curtail, scale back or forgo some or all of our business operations, which could have a material adverse effect on our business and financial results and investors would be at risk to lose all or a part of any investment in our Company.

WE ARE DEPENDENT UPON OUR CEO FOR HER SERVICES AND ANY INTERRUPTION IN HER ABILITY TO PROVIDE HER SERVICES COULD CAUSE US TO CEASE OPERATIONS.

The loss of the services of Ms. Lynda Chervil, our CEO, Chairman and President, could have a material adverse effect on us. We do not maintain any life insurance on Ms. Chervil. The loss of Ms. Chervil's services could cause investors to lose all or a part of their investment. Our future success will also depend on our ability to attract, retain and motivate other highly skilled employees. Competition for personnel in our industry is intense. We may not be able to assimilate or retain highly qualified employees now or in the future. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO GENERATE AND INCREASE REVENUES.

We operate in a highly competitive market and face numerous risks and uncertainties in achieving both the ability to generate and increase revenues. In order to drive revenues for our business, we must successfully:

- Deploy, implement and execute a marketing plan for client acquisition and retention, to attract corporations and individuals to our services;
- Acquire digital information and communications companies; co-location comm tech data analytics
- Attract and retain qualified personnel from our competitors with experience and expertise to serve in various capacities, including sales and marketing positions; and
- Invest in software technologies that will enable our company to build scalability with the ability to continue to function well with changes in size and volume of our audiences to meet their needs.

If we are not successful in the execution of these strategies, our business, results of operations and financial condition will be materially adversely affected.

THERE IS NO ASSURANCE OUR FUTURE OPERATIONS WILL RESULT IN PROFITABLE OPERATIONS. IF WE CANNOT GENERATE SUFFICIENT REVENUES TO OPERATE PROFITABLY OR WE ARE UNABLE TO RAISE ADDITIONAL FUNDS, THIS MAY DECREASE SHAREHOLDER VALUE OR CAUSE US TO CEASE OPERATIONS.

We expect to incur operating losses in future periods as we develop our various businesses. We cannot be sure that we will be successful in generating revenues in the future. If we are unable to generate sufficient revenues or raise additional funds, our business will be adversely affected and our shareholders may lose their investment.

WE FACE INTENSE COMPETITION FROM OTHER PROVIDERS.

We compete with many providers of information technology and cloud computing companies. Because our market poses no significant barriers to entry, we expect this competition to continue to intensify. The types of companies with which we compete and challenge include:

FP: truCrowd

G-CLOUD
L I M I T E D

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

- Larger information technology and cloud computing companies.
- ● start-up companies entering the market;
- changes in our competitors' strategies and tactics to which we may not be able to adequately respond.

Many of our existing competitors, as well as many of our potential competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do.

Many of our competitors will be able to respond more quickly to new or emerging technologies and changes in the industry or to devote greater resources to the development, promotion and sale of their services than we can. Competitors may be more able to launch extensive marketing campaigns and enhance their visibility in the market. In addition, current and prospective competitors may establish cooperative relationships among themselves or with third parties to improve their ability to address the needs of our existing and prospective customers. If these events occur, they could have a materially adverse effect on our revenue. Increased competition could also result in price reductions, reduced margins or loss of market share.

Our ability to compete may depend upon factors outside of our control

Factors outside of our control which may inhibit the ability to implement our business strategy and profitably operate the Company include:

- the prices of our competitor's services;
- the ability of competitors to launch extensive marketing campaigns;
- changes in consumer behavior;
- changes in the global economy;
- changes within the media, technology and telecommunications business sectors of the global economy.

In order to remain competitive, we must have the ability to respond promptly and efficiently to the ever-changing marketplace. We will have to adapt by revamping our own strategies and tactics to adequately respond in changing competitive business climates.

IF WE DO NOT SUCCESSFULLY ESTABLISH AND MAINTAIN OUR COMPANY AS A HIGHLY TRUSTED AND RESPECTED NAME OR ARE UNABLE TO ATTRACT AND RETAIN CLIENTS, WE COULD SUSTAIN LOSS OF REVENUES, WHICH COULD SIGNIFICANTLY AFFECT OUR BUSINESS.

In order to attract and retain a client base and increase business, we must establish, maintain and strengthen our name and the services we provide. To be successful in establishing our reputation, clients must perceive us as a trusted source for quality services. If we are unable to attract and retain clients with our current marketing plans, we may not be able to successfully establish our name and reputation, which could significantly affect our business, financial condition and results of operations.

WE MAY NOT BE SUCCESSFUL IN INCREASING OUR BRAND AWARENESS WHICH WOULD ADVERSELY AFFECT OUR BUSINESS.

Our future success will depend, in part, on our ability to increase the brand awareness of our service offerings. If our marketing efforts are unsuccessful or if we cannot increase our brand awareness, our business, financial condition and results of operations would be materially adversely affected.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY A DOWNTURN IN THE ECONOMY.

We are relying on the demand of businesses and in the stability of economic markets to generate revenues.

OUR BUSINESS WOULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO CREATE AND DEVELOP AN EFFECTIVE WORKFORCE.

A significant component to our growth strategy is attracting and retaining qualified, creative, innovative and experienced personnel. Our business would be adversely affected if we were unable to succeed in developing an effective workforce. We currently do not employ a workforce capable of generating revenue.

G-CLOUD
LIMITED

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

RAPID CHANGES IN TECHNOLOGY COULD IMPACT OUR ABILITY TO COMPETE.

Rapid changes in technology could affect our ability to compete for business customers. The technology used to deliver communications services has changed rapidly in the past and will likely continue to do so in the future. If we are unable to keep up with such changes, we may not be able to offer competitive services to our business customers. This could adversely affect our ability to compete for business customers, which, in turn, would adversely affect our results of operations and financial condition.

DISRUPTIONS AND NETWORK CONGESTION MAY CAUSE US TO LOSE CUSTOMERS AND INCUR ADDITIONAL COSTS.

Disruptions and congestion in our networks and infrastructure may cause us to lose customers and incur additional expenses.

Our customers will depend on reliable service over various networks. Some of the risks to our network infrastructure include physical damage to lines, security breaches, capacity limitations, power surges or outages, software defects and disruptions beyond our control, such as natural disasters and acts of terrorism. From time to time in the ordinary course of business, we will experience disruptions in our service due to factors such as cable damage, inclement weather and service failures in our third-party service providers. Additionally, we could face disruptions due to capacity limitations because of changes in our customers' high-speed Internet usage patterns. These patterns have changed in recent years, for example through the increased usage of video and streaming, resulting in a significant increase in the utilization of our network.

We could experience more significant disruptions in the future. Disruptions may cause interruptions in service or reduced capacity for customers, either of which could cause us to lose customers or incur additional expenses or capital expenditures. Such results could adversely affect our results of operations and financial condition.

Disruptions in our data centers could cause service interruptions for customers. If a disruption occurs in one of our data centers, our customers could lose access to information critical to running their businesses, which could result in a loss of customers. We may also incur significant operating or capital expenditures to restore service. Thus, disruptions could affect our results of operations and financial condition.

A CHANGING REGULATORY ENVIRONMENT CAN AFFECT OUR OPERATIONS.

Future revenues, costs, and capital investment in our platform could be adversely affected by material changes to, or decisions regarding applicability of government requirements, including, but not limited to, state and federal USF[i] support and other pricing and requirements. Federal and state communications laws may be amended in the future, and other laws may affect our business. In addition, certain laws and regulations applicable to us and our competitors may be, and have been, challenged in the courts and could be changed at any time. We cannot predict future developments or changes to the regulatory environment or the impact such developments or changes would have.

In addition, these regulations could result in significant compliance costs. Delays in obtaining certifications and regulatory approvals could result in substantial legal and administrative expenses and additionally, conditions imposed in connection with such approvals could adversely affect the rates that we are able to charge our customers. Our business also may be affected by legislation and regulations imposing new or greater obligations related to, for example, assisting law enforcement, bolstering homeland and cyber-security, protecting intellectual property rights of third parties, minimizing environmental impacts, protecting customer privacy, or addressing other issues that affect our business.

WE MAY BE SUBJECT TO INTELLECTUAL PROPERTY CLAIMS.

We may need to defend ourselves against lawsuits or claims that we infringe upon the intellectual property rights of others.

From time to time, we may receive notices from third parties, or we may be named in lawsuits filed by third parties, claiming we have infringed or are infringing upon their intellectual property rights. We may receive similar notices or be involved in similar lawsuits in the future. In certain situations, we may have the ability to seek indemnification from our vendors regarding these lawsuits or claims. If we cannot enforce our indemnification rights or if our vendors lack the financial means to indemnify us, these claims may require us to expend significant time and money defending our alleged use of the affected technology, may require us to enter into licensing agreements requiring one-time or periodic royalty payments that we would not otherwise have to

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

pay, or may require us to pay damages. If we are required to take one or more of these actions, it may result in an adverse impact to our results of operations and financial condition. In addition, in responding to these claims, we may be required to stop selling or redesign one or more of our products or services, which could adversely affect the way we conduct our business.

WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR GROWTH.

We could experience growth over a short period, which could put a significant strain on our managerial, operational and financial resources. We must implement and constantly improve our certification processes and hire, train and manage qualified personnel to manage such growth. As part of this growth, we may have to implement new operational and financial systems and procedures and controls to expand, train and manage our employees, especially in the areas of marketing and technology. If we fail to develop and maintain our services and processes as we experience our anticipated growth, demand for our services and our revenues could decrease.

OUR INABILITY TO GENERATE SIGNIFICANT REVENUES TO DATE RAISES DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

We have no revenues to date and will need a significant capital infusion to implement our business plan.

BECAUSE WE HAVE NOT IMPLEMENTED OUR BUSINESS MODEL, WE HAVE NOT PROVEN OUR ABILITY TO GENERATE REVENUES OR PROFITS, AND ANY INVESTMENT IN THE COMPANY IS RISKY.

We have very little meaningful operating history so it will be difficult for you to evaluate an investment in our stock. We have not sold any of our products to date. Our Independent Registered Public Accounting Firm have expressed substantial doubt about our ability to continue as a going concern. We cannot assure that we will ever be profitable. As a result, investors will bear the risk of complete loss of their investment in the event we are not successful.

THERE IS CURRENTLY NO MARKET FOR OUR COMMON STOCK, AND WE DO NOT EXPECT THAT A MARKET WILL DEVELOP IN THE FORESEEABLE FUTURE MAKING AN INVESTMENT IN OUR COMMON STOCK ILLIQUID.

There is currently no market for our common stock. We do not expect that a market will develop in the foreseeable future. The lack of a market may impair the ability to sell shares at the time investors wish to sell them or at a price considered to be reasonable. In the event that a market develops, we expect that it would be extremely volatile.

WE DO NOT ANTICIPATE DIVIDENDS TO BE PAID ON OUR COMMON STOCK AND INVESTORS MAY LOSE THE ENTIRE AMOUNT OF THEIR INVESTMENT.

A dividend has never been declared or paid in cash on our common stock and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their shares. We cannot assure stockholders of a positive return on their investment when they sell their shares nor can we assure that stockholders will not lose the entire amount of their investment.

OUR CHIEF EXECUTIVE OFFICER AND MAJORITY STOCKHOLDER MAY SIGNIFICANTLY INFLUENCE MATTERS TO BE VOTED ON AND HER INTERESTS MAY DIFFER FROM, OR BE ADVERSE TO, THE INTERESTS OF OUR OTHER STOCKHOLDERS.

The Company's executive officer and majority stockholder controls 75%% of our outstanding common stock. Accordingly, the Company's executive officer and majority stockholder possess significant influence over the Company on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all our assets, and also the power to prevent or cause a change in control. This amount of control gives them substantial ability to determine the future of our Company, and as such, they may elect to close the business, change the business plan or make any number of other major business decisions without the approval of shareholders. The interest of our majority stockholders may differ from the interests of our other stockholders and could therefore result in corporate decisions that are averse to other stockholders.

FP: **truCrowd**

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite 864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

THE BOTTOM LINE:
Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guarantee success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

To generate working capital funds to hire teams of chief technology officer, chief revenue officer, sales and business development officers, technical sales engineers,delivery technicians, product development projects, sales and marketing activities for customer acquisition and rapid growth deployment.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000.50	$1,069,999.50
Less: Offering Expenses	$900.04	$96,299.95
Net Proceeds	$9,100.46	$973,699.55
Use of Net Proceeds		
Escrow Service	$0.00	$20,000.00
Product And Development Costs	$0.00	$250,000.00
Sales and Marketing Cost	$9,100.46	$120,000.00
Travel and Events	$0.00	$30,000.00
Salary and Benefits Cost	$0.00	$505,000.00
Rental Expenses	$0.00	$30,000.00
Allocation for Overheads	$0.00	$18,699.55

FP: truCrowd

G-CLOUD
L I M I T E D

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

Total Use of Net Proceeds	$9,100.46	$973,699.55

11.   How will the issuer complete the transaction and deliver securities to the investors?

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

a. Type - Common Stock
b. Terms - Class A Common shares with 1 vote per share.

14.   Do the securities offered have voting rights? ☑ Yes ☐ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

(1)   to the issuer;

(2)   to an accredited investor;

(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock:				
Class A	10,000,000	2,000,000	Yes ☑ No ☐	Yes ☐ No ☐
				Specify:

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

None

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

None

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

G-CLOUD
L I M I T E D

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

The weights for the above mentioned valuation methods are: Scorecard (30%), Check-list (30%), Venture Capital (16%), DCF- Long Term Growth (12%), and DCF with Multiples (12%).

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre money **$3,052,820.**

The company has elected to go with a slightly more conservative valuation of $3,000,000.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

The Company has no material indebtedness at this time.

25. What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

   (1) any director or officer of the issuer;
   (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
   (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
   (4) any immediate family member of any of the foregoing persons.

   No to all

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

G-cloud Limited is a start-up company in developmental stage. Presently it has limited assets and limited business operations and no funding facility in place to conduct business operations. We will rely 100% on a Registration CF raise to fund our operations. Presently, the company has no liquidity; however, we expect to provide liquidity with a Reg A registration statement with listing and trading on OTC markets with up-listing on NASDAQ Capital Market in the next 12 months. Thus, investors from both the Reg Cf offering and Reg A offering will have a clear path to liquidity.

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

REVIEWED FINANCIAL STATEMENTS

G-Cloud Limited
As of the date of Inception, July 8, 2020
With Independent Accountant's Review Report

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

G-CLOUD LIMITED

Financial Statements

As of the date of inception, July 8, 2020

Contents

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
G-Cloud Limited

I have reviewed the accompanying financial statements of G-Cloud Limited, which comprises the balance sheet as of July 8, 2020 (the date of inception), and the related statement of income, changes in stockholders' equity, and cash flow for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Fiona S Hamza

Plano, Texas
July 16, 2020

2

FP: truCrowd

G-CLOUD
L I M I T E D

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

(This page intentionally left blank.)

G-CLOUD
L I M I T E D

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

G-CLOUD LIMITED

Balance Sheet

	July 8, 2020 (the date of inception)
Assets	
Current assets:	
Cash and cash equivalents	$ -
Prepaid expenses	-
Total current assets	-
Property plant and equipment:	-
Total assets	$ -
Liabilities and Stockholders'' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Long-term obligations	-
Total liabilities	
Stockholders' equity:	
Common Stock, par value $0.001 *(note 3)*	
Authorized Shares – 10,000,000	
Issued and outstanding shares, 2,000,000 *(note 5)*	939
Paid-in Capital	-
Retained deficit	(939)
Total Stockholders' equity	-
Total liabilities and stockholders' equity	$ -

See Independent Accountant's Review Report.

4

G-CLOUD
L I M I T E D

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

G-CLOUD LIMITED

Statement of Operations

	July 8, 2020 (the date of inception)
Revenue	$ -
Expenses:	
Advertising and marketing	-
Start-up costs	139
Web-site development	800
Total operating expenses	939
Net Loss	$ (939)

See Independent Accountant's Review Report.

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

G-CLOUD LIMITED

Statements of Changes in Stockholders' Equity

	Stockholders' Equity
Balance at December 31, 2019	$ -
Plus: Stockholders' contributions	939
Less: Net loss	(939)
Balance at July 8, 2020	$ -

See Independent Accountant's Review Report.

6

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

G-CLOUD LIMITED

Statements of Cash Flows

	July 8, 2020 (the date of inception)
Operating activities	
Net Loss	$ (939)
Increase in prepaid expenses	-
Net cash used by operating activities	(939)
Investing activities	
Property and equipment	-
Net cash used in investing activities	-
Financing activities	
Proceeds from capital contribution	939
Net cash provided by financing activities	939
Net increase in cash and cash equivalents *(note 1)*	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -

Supplemental disclosures of cash flow information:

Cash paid for interest	-
Cash paid for income taxes	-

See Independent Accountant's Review Report.

7

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

G-CLOUD LIMITED
Notes to Financial Statements
July 8, 2020

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
G-Cloud Limited, (the Company) is a development stage Delaware corporation that was formed on July 8, 2020 (date of inception). The financial statements of the Company, (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

G-Cloud Limited is a Cloud Computing Company with expertise in data storage and computing power. As a Certified Cloud Service Provider, the Company delivers IT environment that enables the rapid deployment of applications and data to reduce the cost and complexity of infrastructure, simplify operations and share scalable resources across networks. We service both the private sector and public sector at the Federal, States and Large City Governments.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: all the risks inherent in a new business, product liability claims above the insurance coverage and / or unfavorable publicity or consumer perception of their products or any similar products distributed by other companies could have a material adverse effect on their business and financial condition. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from three to seven years.

Repairs and maintenance performed on equipment or software are expensed as incurred.

See Independent Accountant's Review Report.

8

FP: truCrowd

G-CLOUD
L I M I T E D

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

G-CLOUD LIMITED
Notes to Financial Statements (continued)
July 8, 2020

Cash and Cash Equivalents
Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method
The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

2. Income Taxes

The Company files income tax returns in the U.S federal jurisdiction and Delaware state jurisdiction.

3. Common Stock

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each share of Class A Common Stock is entitled to one vote.

4. Commitments and Contingencies

As of the date of issuance of financials, July 16, 2020, the company has no commitments or contingencies.

5. Subsequent Event

Management has evaluated subsequent events through July 16, 2020, the date on which the financial statements were available to be issued. 2,000,000 shares were issued for $4,130, of which $1,500 and $1,700 was deposited into bank on July 16 and July 21, 2020, respectively. There have been no other events or transactions during this time which would have a material effect on these financial statements.

See Independent Accountant's Review Report.

9

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☑ No

(ii) involving the making of any false filing with the Commission? ☐ Yes ☑ No

(iv) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?
☐ Yes ☑ No

(B) engaging in the business of securities, insurance or banking?
☐ Yes ☑ No

(C) engaging in savings association or credit union activities?
☐ Yes ☑ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

G-CLOUD
L I M I T E D

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:
       (1)   any other material information presented to investors; and
       (2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.
    No other material information

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 30

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: gcloudlimited.com

The issuer must continue to comply with the ongoing reporting requirements until:

    (1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

    (4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)   the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

    10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

    (a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

    (1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

    (2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

    (3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

    (b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement ("Agreement") is entered into as of _____,
by and between G-cloud Limited ("Seller") and _____ ("Purchaser").
Purchaser and Seller may collectively be referred to as the "Parties."

> **WHEREAS,** Seller is the record owner and holder of shares of the capital stock of G-cloud Limited (the "Company"), a Delaware Corporation; and

WHEREAS, the Parties desire to enter into this Agreement pursuant to which Purchaser will purchase from Seller shares of capital stock of the Company.

> **NOW, THEREFORE,** in consideration for the promises set forth in this Agreement, the Parties agree as follows:

1. **PURCHASE AND SALE:** Subject to the terms and conditions set forth in this Agreement, Purchaser hereby agrees to purchase from Seller, and Seller hereby agrees to sell, transfer and convey to the Purchaser_____ (_____) shares of Class A common stock of the Company (the "Stock").

2. **PURCHASE PRICE:** The purchase price for each share of Stock shall be one dollar and fifty cents ($1.50) for an aggregate purchase price of_____ dollars ($_____) (the "Purchase Price"), to be paid to the Seller via escrow at the closing.

3. **CLOSING:** The closing contemplated by this Agreement for the transfer of the Stock and the payment of the Purchase Prices shall take place on _____(the "Closing"). The certificates representing the Stock shall be duly endorsed for transfer or accompanied by an appropriate stock transfer.

4. **REPRESENTATIONS AND WARRANTIES OF SELLER:** Seller hereby warrants and represents that:
    (a) **Restrictions on Stock.** The Seller is not a party to any agreements that create rights or obligations in the Stock relating to any third party including voting or stockholder agreements. The Seller is the lawful owner of the Stock, free and clear of any encumbrances, security interests or liens of any kind and has full power and authority to sell and transfer the Stock as contemplated in this Agreement.

FP: truCrowd

G-CLOUD
L I M I T E D

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

(b) Organization and Standing. To the Seller's knowledge, the Company is duly organized, validly existing and in good standing under the laws of the State of Delaware and has full power and authority to own and operate its property and assets and to carry on its business as presently conducted.

(c) Capitalization and Voting Rights. The authorized, issued and outstanding capital stock of the Company is as set forth in the Offering Statement to which this Agreement is attached, and all issued and outstanding shares of the Company are validly issued, fully paid and nonassessable.

(d) Authorization; Enforceability. The Company has all corporate right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. All corporate action on the part of the Company, its directors and stockholders necessary for the (a) authorization execution, delivery and performance of this Agreement by the Company; and (b) authorization, sale, issuance and delivery of the Securities contemplated hereby and the performance of the Company's obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy. The Shares, when issued and fully paid for in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable.

(e) Litigation. The Company knows of no pending or threatened legal or governmental proceedings against the Company which could materially adversely affect the business, property, financial condition or operations of the Company or which materially and adversely questions the validity of this Agreement or any agreements related to the transactions contemplated hereby or the right of the Company to enter into any of such agreements, or to consummate the transactions contemplated hereby or thereby.

5. **SUBSCRIPTION FOR STOCK, REPRESENTATIONS BY AND AGREEMENTS OF SUBSCRIBER:**

(a) Subject to the terms and conditions hereinafter set forth, the Subscriber hereby irrevocably subscribes for and agrees to purchase from the Company such number of shares of Stock, or fractions thereof (the "Shares"), and the Company agrees to sell to the Subscriber such number of Shares, as is set forth on the signature page hereof, at a per share price equal to One Dollar and 50/100 ($1.50). The purchase price is payable via ACH intro the Reg CF Offering listed on us.truCrowd.com

(b) The Subscriber recognizes that the purchase of the Shares involves a high degree of risk including, but not limited to, the following: (a) the Company

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

remains a development stage business with limited operating history and requires substantial funds; (b) an investment in the Company is highly speculative, and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares; (c) the Subscriber may not be able to liquidate its investment; (d) transferability of the Shares (sometimes hereinafter referred to as the "Securities") is extremely limited because, among other things, there is currently no market for the Company's Securities and no market may ever develop; (e) in the event of a disposition, the Subscriber could sustain the loss of its entire investment; and (f) the Company has not paid any dividends since its inception and does not anticipate paying any dividends.

(c) The Subscriber hereby acknowledges and represents that (a) the Subscriber has knowledge and experience in business and financial matters, prior investment experience, including investment in securities that are nonlisted, unregistered and/or not traded on a national securities exchange or on the National Association of Securities Dealers, Inc. (the "NASD") automated quotation system ("NASDAQ"), and Subscriber, Subscriber's attorney and/or accountant has read all of the documents, if any, furnished or made available by the Company to the Subscriber to evaluate the merits and risks of such an investment on the Subscriber's behalf and Subscriber is not relying on (i) the advice of the Company, any of its employees or directors or any of their respective representatives, agents or attorneys, (ii) any oral or written representations of the Company (other than as set forth herein), any of its employees or directors or any of their respective representatives, agents or attorneys or (iii) any information other than what subscriber has been given, if any; (b) the Subscriber recognizes the highly speculative nature of this investment; and (c) the Subscriber is able to bear the economic risk that the Subscriber hereby assumes.

(d) The Subscriber hereby acknowledges receipt and careful review of this Agreement and hereby represents that the Subscriber has been furnished ample opportunity to request information regarding the Company and any additional information that the Subscriber desired to know, and has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Company concerning the Company.

(e) To the extent necessary, the Subscriber has retained, at its own expense, and relied upon appropriate professional advice regarding the investment, tax and legal merits and consequences of this Agreement and the purchase of the Shares hereunder. The Subscriber disclaims reliance on any statements made or information provided by any person or entity in the course of Subscriber's consideration of an investment in the Shares. The Subscriber hereby expressly

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

acknowledges that the purchase of the Shares is made of the Subscriber's own free accord.

(f) The Subscriber understands that the Securities have not been registered under the Securities Act or under any state securities or "blue sky" laws and agrees not to sell, pledge, assign or otherwise transfer or dispose of the Securities unless they are registered under the Securities Act and under any applicable state securities or "blue sky" laws or unless an exemption from such registration is available.

(g) The Subscriber understands that the Securities comprising the Shares have not been registered under the Securities Act by reason of a claimed exemption under the provisions of the Securities Act that depends, in part, upon the Subscriber's investment intention. In this connection, the Subscriber hereby represents that the Subscriber is purchasing the Securities for the Subscriber's own account for investment and not with a view toward the resale or distribution to others. The Subscriber, if an entity, further represents that it was not formed for the purpose of purchasing the Securities. The Subscriber acknowledges that the Company is relying upon the Subscriber's representations in this Agreement in connection with the sale of the Shares hereunder.

(h) The Subscriber understands that there is no public market for the Shares and that no market may develop for any of such Securities. The Subscriber understands that even if a public market develops for such Securities, Rule 144 ("Rule 144") promulgated under the Securities Act requires for nonaffiliates, among other conditions, a oneyear holding period prior to the resale (in limited amounts) of securities acquired in a nonpublic offering without having to satisfy the registration requirements under the Securities Act. The Subscriber understands and hereby acknowledges that the Company is under no obligation to register any of the Shares under the Securities Act or any state securities or "blue sky" laws.

(i) The Subscriber consents to the placement of a legend on any certificate or other document evidencing the Securities that such Securities have not been registered under the Securities Act or any state securities or "blue sky" laws and setting forth or referring to the restrictions on transferability and sale thereof contained in this Agreement. The Subscriber is aware that the Company will make a notation in its appropriate records with respect to the restrictions on the transferability of such Securities. The legend to be placed on each certificate shall be in form substantially similar to the following:

THESE SHARES HAVE BEEN ISSUED UNDER AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AND HAVE NOT BEEN REGISTERED. THESE SHARES CANNOT BE TRANSFERRED UNTIL REGISTERED UNLESS A SEPARATE EXEMPTION FROM REGISTRATION APPLIES TO SUCH TRANSFER.

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

(j) The Subscriber understands the Company will review this Agreement and the Company's representatives are hereby given authority by the Subscriber to call Subscriber's bank or place of employment or otherwise review the financial standing of the Subscriber; and it is further agreed the Company, in its sole and absolute discretion, reserves the unrestricted right, without further documentation or agreement on the part of the Subscriber, to reject or limit any subscription, to accept subscriptions for fractional Shares.

(k) The Subscriber acknowledges that at such time, if ever, as the Securities are registered, sales of the Securities will be subject to state securities laws.

(l) In connection with any public offering of the Company's Securities, the Subscriber hereby agrees to be subject to a lockup for a period of one hundred eighty (180) days or such longer period following such public offering as and if required by the underwriter or underwriters of such public offering (the "LockUp Period") provided, however, that notwithstanding the foregoing, the Subscriber shall not be subject to the LockUp Period unless all of the Company's directors, officers and shareholders owning five percent (5%) or more of the Company's fully diluted voting stock are subject to the same LockUp Period. The foregoing lockups shall be applicable regardless of whether the Securities are then registered for resale under the Securities Act. This Section 1.17 shall be binding upon any transferee of the Securities.

        i. In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to any shares of Stock or securities exchangeable, convertible or exercisable for shares of Stock of each Subscriber or its transferee (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

(m) The Subscriber agrees not to issue any public statement with respect to the Subscriber's investment or proposed investment in the Company or the terms of any agreement or covenant between them and the Company without the Company's prior written consent, except such disclosures as may be required under applicable law or under any applicable order, rule or regulation.

(n) The Company agrees not to disclose the names, addresses or any other information about the Subscribers, except as required by law; provided, that the Company may use the name (but not the address) of the Subscriber in any registration statement in which the Subscriber's Shares are included.

(o) The Subscriber represents and warrants that it has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Subscriber hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any such person or firm acting on behalf of such Subscriber hereunder.

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

(p) Without in any way limiting the representations and warranties herein, the Subscriber further agrees that the Subscriber shall in no event pledge, hypothecate, sell, transfer, assign, or otherwise dispose of any Shares, nor shall the Subscriber receive any consideration for Shares from any person, unless and until prior to any proposed pledge, hypothecation, sale, transfer, assignment or other disposition.

(q) The Subscriber agrees to save, indemnify, hold harmless and defend (with counsel acceptable to the Company), the Company and its directors, officers, employees, affiliates, controlling persons and agents and their respective heirs, representatives, successors from and against all liabilities, costs and expenses incurred by them as a result of (a) any sale or distribution of the Securities by the Subscriber in violation of the Securities Act or any applicable state securities or "blue sky" laws; or (b) any false representation or warranty or any breach or failure by the Subscriber to comply with any covenant made by the Subscriber in this Agreement (including the Confidential Investor Questionnaire contained in Article IV herein) or any other document furnished by the Subscriber to any of the foregoing in connection with this transaction; or (c) any action, suit or proceeding based on clauses (a) or (b) of this paragraph.

6. **SEVERABILITY:** If any part or parts of this Agreement shall be held unenforceable for any reason, the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is deemed invalid or unenforceable by any court of competent jurisdiction, and if limiting such provision would make the provision valid, then such provision shall be deemed to be construed as so limited.

7. **BINDING EFFECT:** The covenants and conditions contained in this Agreement shall apply to and bind the parties and the heirs, legal representatives, successors and permitted assigns of the Parties.

8. **BROKER'S FEES:** The Parties represent that there has been no act in connection with the transactions contemplated in this Agreement that would give rise to a valid claim against either party for a broker's fee, finder's fee or other similar payment.

9. **ENTIRE AGREEMENT:** This Agreement constitutes the entire agreement between the Parties and supersedes any prior understanding or representation of any kind preceding the date of this Agreement. There are no other promises, conditions, understandings or other agreements, whether oral or written, relating to the subject matter of this Agreement. This Agreement may be modified in writing and must be signed by both the Seller and Purchaser.

FP: truCrowd

G-CLOUD
LIMITED

G-cloud Limited
1180 Avenue of the Americas, Suite
864, New York, NY 10036
(646)558-7477

OFFERING STATEMENT

6,667 shares of common stock at $1.50 per share			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	6,667	$10,000.50	$9,100.46
Maximum Amount	713,333	$1,069,999.50	$973,599.55

10. **GOVERNING LAW:** This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

11. **NOTICE:** Any notice required or otherwise given pursuant to this Agreement shall emailed:

    (a) If to Purchaser:
Name _____
Email _____

    (b) If to Seller:
Name: Lynda Chervil
Email: investorrelations@gcloudlimited.com

12. **WAIVER:** The failure of either party to enforce any provisions of this Agreement shall not be deemed a waiver or limitation of that party's right to subsequently enforce and compel strict compliance with every provision of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed the day and year first above written.

PURCHASER: **SELLER:**

_____   _____

_____   Lynda Chervil
(Name)   CEO

_____
(Position)